Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following communication was posted to Halliburton Company’s website related to the pending acquisition of Baker Hughes.

DOJ timing agreement

By: Robb Voyles, executive vice president and general counsel

Today Halliburton and Baker Hughes announced they have entered into a timing agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) pursuant to which they have agreed to extend the period for the DOJ’s review of Halliburton’s previously announced acquisition of Baker Hughes to the later of November 25, 2015 or 90 days after both companies have certified substantial compliance with the DOJ’s second request. You can read the entire press release here.

To help answer some of the questions you may have about today’s announcement, please review the FAQs on the timing agreement. We will make every effort to keep you informed throughout this process, keeping in mind that there are certain legal and regulatory requirements that we must follow.

Halliburton – Baker Hughes DOJ Update: Employee FAQs

1.	What does this press release mean?

•	Halliburton and Baker Hughes have entered into a timing agreement with the U.S. Department of Justice (DOJ) to extend the time the DOJ has to review Halliburton’s pending acquisition of Baker Hughes.

•	Halliburton and Baker Hughes also have agreed to extend the time period for closing the pending acquisition through Dec. 1, 2015.

•	Timing agreements are intended to provide the DOJ with additional time to review the companies’ responses to the DOJ’s second requests.

2.	What does this mean for the deal?

•	Timing agreements are not unusual and are often entered into in connection with large, complex transactions.

•	The second requests are a standard part of the regulatory review process by the DOJ and were expected by Halliburton and Baker Hughes.

•	Both companies goal continues to be to complete the transaction late in 2015.

3.	What happens next?

•	Halliburton and Baker Hughes expect to certify substantial compliance with the DOJ’s second requests by mid-Summer.

•	Halliburton and Baker Hughes will continue planning for the integration of the two companies across product lines, regions of operation and functional support areas.

•	Halliburton and Baker Hughes will provide updates on the regulatory process as appropriate.

•	Halliburton and Baker Hughes remain competitors until the closing of the deal.

4.	What does this mean for the previously announced divestiture plans?

•	The previously announced plans to divest Halliburton’s Fixed Cutter and Roller Cone Drill Bits, Directional Drilling and Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses remain unchanged.

•	Halliburton expects to complete the sale of the businesses in the same timeframe as the closing of the pending Baker Hughes acquisition.

•	The sale of these businesses will not be completed until we have agreed to terms and conditions with the relevant buyer, obtained approval of Halliburton’s Board of Directors and obtained final approval of the Baker Hughes acquisition by competition authorities.

•	Halliburton will operate as one company, including the businesses held for sale, until the sale of the identified businesses is complete.

5.	Will additional divestitures be announced?

•	Halliburton has shared with various competition enforcement authorities around the world a proposal to divest additional businesses of the companies which, together with the previously announced divestitures, are within the scope of those contemplated by Halliburton at the time of the announcement of the transaction.

•	Halliburton expected to be required to divest certain of the companies’ overlapping businesses to obtain competition authorities’ approvals when we announced the Baker Hughes acquisition.

6.	What should we communicate to our customers and other stakeholders?

•	You can tell customers and other business partners that we are committed to providing information on the pending acquisition as appropriate.

•	Halliburton remains absolutely focused on service delivery and we will continue to deliver outstanding solutions and services to our customers.

•	We are confident that the combined company will be a stronger and more diverse organization with the resources to better serve our valued customers well into the future.

•	Halliburton and Baker Hughes remain competitors until the closing of the deal.

7.	What should I say if I am contacted by the media or another third party?

•	If you receive any inquiries, please refer them to our PR department at PR@Halliburton.com or 281-871-2601.

Safe Harbor

The statements in this communication that are not historical statements, including the expectation that Halliburton and Baker Hughes will certify substantial compliance with the DOJ’s second requests, statements regarding approvals from competition authorities of the pending acquisition of Baker Hughes, and expectations regarding the timing of the divestitures and the closing of the acquisition, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended March 31, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.